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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GlobalNet, Inc. (Name of Issuer)
Common Stock, Par Value $.001 Per Share (Title of Class of Securities)
37940E104 (CUSIP Number of Class of Securities)

Nicholas J. Costanza, Esq.
General Counsel
The Titan Corporation
3033 Science Park Road
San Diego, CA 92121-1199
(858) 552-9500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
January 6, 2002 (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: (/ /)

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following page(s))

Page 1 of 2 Pages

CUSIP No. 37940E104	13D	Page 2 of 2 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
The Titan Corporation I.R.S. Identification No. 95-2588754

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds*

00

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power

0

		(8)	Shared Voting Power

10,394,990 (See Item 5)

		(9)	Sole Dispositive Power

0

		(10)	Shared Dispositive Power

0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

10,394,990 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11)

32.16%

(14)	Type of Reporting Person*

CO

*SEE INSTRUCTION BEFORE FILLING OUT!

        This statement on Schedule 13D is being filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by The Titan Corporation, a Delaware corporation ("Titan"), with respect to the common stock, par value $.001 per share ("GlobalNet Common Stock") of GlobalNet, Inc., a Nevada corporation ("GlobalNet").

        Item 1. Security and Issuer.

        This statement relates to GlobalNet Common Stock. The address of GlobalNet's principal executive offices is 1919 South Highland Avenue, Suite 125-D, Lombard, Illinois 60148.

        Item 2. Identity and Background.

        (a)—(c) and (f). Pursuant to Rule 13d-l of Regulation 13D-G of the General Rules and Regulations under the Act, this statement is being filed on behalf of The Titan Corporation, a corporation organized under the laws of the State of Delaware. Titan provides information technology and electronic systems services to commercial and government customers. Titan's principal business address, which also serves as its principal executive offices, is 3033 Science Park Road, San Diego, CA 92121-1199.

        Titan hereby disclaims beneficial ownership of any shares of GlobalNet Common Stock which may be voted in accordance with the voting agreement described herein, and the filing of this statement shall not be construed as an admission that Titan is, for purposes of Section 13(d) of the Act, the beneficial owner of any such shares of GlobalNet Common Stock.

        Each executive officer and each director of Titan is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director is set forth in Annex A to this Schedule 13D and incorporated herein by reference. Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of Titan.

        (d) and (e). During the last five years, neither Titan nor, to Titan's knowledge, any of its executive officers or directors has (i) ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Item 3. Source and Amount of Funds or Other Consideration

        Titan did not pay any consideration to the GlobalNet stockholders who are party to the GlobalNet Voting Agreement (as defined in Item 4) in connection with the execution and delivery of the GlobalNet Voting Agreement.

        Item 4. Purpose of Transaction.

        On January 6, 2002, Titan, T T III Acquisition Corp., a wholly-owned subsidiary of Titan ("Merger Sub"), and GlobalNet entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into GlobalNet (the "Merger"). GlobalNet will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Titan.

        As a result of the Merger, among other things, each share of GlobalNet Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted into the right to receive a portion of a share of Titan common stock based on an exchange ratio, plus cash in lieu of fractional shares. The exchange ratio will be determined based upon the average closing sale price of Titan's common stock for the 20-consecutive trading day period ending on the fifth trading day prior to GlobalNet's shareholders' meeting to vote on adoption of the Merger Agreement (the "Titan Average Trading Price"). The exchange ratio is subject to a collar ranging from $25.625 to $27.625. If the Titan Average Trading Price is $20.125 or less, Titan can elect to reset the exchange ratio, and if the Titan Average Trading Price is $33.150 or more, GlobalNet can elect to reset the exchange ratio. If the exchange ratio is not reset at the price levels described above, the parties may terminate the Merger Agreement.

        Each outstanding option to purchase shares of GlobalNet Common Stock, (other than options with an exercise price greater than the value of GlobalNet Common Stock calculated pursuant to the Merger Agreement) will be assumed by Titan at the effective time of the Merger (the "Effective Time"). Each assumed option will be converted into an option to purchase shares of Titan Common Stock. The number of shares subject to the assumed options and the option exercise prices will be adjusted based on the exchange ratio described above. All other terms of the options will remain unchanged. All outstanding options with an exercise price greater than the value of GlobalNet Common Stock, to the extent not exercised prior to the Effective Time, will be terminated at the Effective Time.

        As an inducement to Titan's entering into the Merger Agreement, on January 6, 2002, Titan, Merger Sub and certain stockholders of GlobalNet (the "GlobalNet Stockholders") beneficially owning a total of 10,394,990 shares of GlobalNet Common Stock (the "Stockholder Shares") entered into a Voting Agreement (the "GlobalNet Voting Agreement"), pursuant to which each GlobalNet Stockholder agreed to vote, or cause the record holder of the Stockholder Shares to vote, the Stockholder Shares and all other shares of GlobalNet Common Stock acquired by such persons (the Stockholder Shares and all such other shares collectively, the "Voting Agreement Shares") until the termination of the GlobalNet Voting Agreement (i) in favor of the Merger and approval and adoption of the Merger Agreement and the transactions contemplated thereby in connection with any meeting of, or solicitation of consents from, the stockholders of GlobalNet at which or in connection with which the Merger or the Merger Agreement are submitted for the consideration and vote of the stockholders of GlobalNet; (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of GlobalNet in the Merger Agreement; (iii) against any action or agreement that would cause any closing condition to the Merger to not be satisfied; (iv) against approval or adoption of any extraordinary corporate transaction (other than the Merger, the Merger Agreement and related transactions), including any transaction involving (a) the sale or transfer of all or substantially all of the capital stock of GlobalNet, whether by merger, consolidation or other business combination, (b) a sale or transfer of all or substantially all of the assets of GlobalNet or its subsidiaries, (c) a reorganization, recapitalization or liquidation of GlobalNet or its subsidiaries, or (d) any amendment to GlobalNet's governing instruments creating any new class of securities of GlobalNet or otherwise affecting the rights of any class of security as currently in effect; and (v) against the following actions (other than the Merger or any of the other transactions contemplated by the Merger Agreement): (a) any GlobalNet acquisition proposal, (b) any change in a majority of the members of the board of directors of GlobalNet, or (c) any other actions that are intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the GlobalNet Voting Agreement. Further, the GlobalNet Stockholders have agreed to not: (i) cause or permit any transfer of any Voting Agreement Shares to be effected; (ii) tender any of the Voting Agreement Shares to any person or (iii) create or permit to exist any encumbrance with respect to any Voting Agreement Shares (other than encumbrances which do not affect, directly or indirectly, the voting of the Voting Agreement Shares as provided in the GlobalNet Voting Agreement or encumbrances arising involuntarily or by operation of law). Further, each GlobalNet Voting Agreement agreed to ensure, until the termination of the GlobalNet Voting Agreement, that (a) none of the Voting Agreement Shares are deposited into a voting trust and (b) no proxy is granted and no voting agreement or similar agreement is entered into with respect to any of the Voting Agreement Shares.

        The Voting Agreement Shares represented approximately 32.16% of the GlobalNet Common Stock outstanding as of December 20, 2001, as represented by GlobalNet in the Merger Agreement. The GlobalNet Stockholders are Robert J. Donahue, Colum P. Donahue and Adams Ventures, L.P., a fund controlled by Robert J. Donahue.

        The GlobalNet Voting Agreement shall terminate upon the earlier to occur of (i) the termination of the Merger Agreement or (ii) the Effective Time.

        Pursuant to the Merger Agreement, the directors of Merger Sub immediately prior to the completion of the Merger will be the initial directors of the wholly-owned subsidiary of Titan that will be the surviving corporation in the Merger and will serve until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal. The initial officers of the wholly-owned subsidiary of Titan that will be the surviving corporation in the Merger will consist of certain existing officers of Titan and GlobalNet who are listed on Annex B attached hereto.

        Pursuant to the Merger Agreement, GlobalNet has agreed, during the period prior to the Effective Time, that neither it nor its subsidiaries will pay dividends or make other distributions in respect of their capital stock.

        Except as described in this Item 4, Titan has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

        The preceding summary of certain provisions of the Merger Agreement and the GlobalNet Voting Agreement, copies of which are filed as exhibits hereto and incorporated herein by reference, does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements.

        Item 5. Interest in the Securities of the Issuer.

        (a) and (b). The aggregate number of shares of GlobalNet Common Stock that Titan may be deemed to share the power to vote or direct the vote of (and, as a result, may, under Rule 13d-3 under the Act, be deemed the beneficial owner of) is 10,394,990, which constitutes approximately 32.16% of the GlobalNet Common Stock outstanding as of December 20, 2001, as represented by GlobalNet in the Merger Agreement. However, Titan disclaims beneficial ownership of such shares of GlobalNet Common Stock.

        Pursuant to the GlobalNet Voting Agreement described in Item 4 and in this Item 5, Titan has the power to cause the GlobalNet Stockholders to vote the Voting Agreement Shares only with respect to the matters specified in such GlobalNet Voting Agreement, as described herein. Titan does not have the sole or shared power to vote or to direct the vote of the Voting Agreement Shares other than as provided in the GlobalNet Voting Agreement. Titan does not have the sole or shared power to dispose or to direct the disposition of the Voting Agreement Shares.

        The GlobalNet Voting Agreement is included as an exhibit hereto and incorporated herein by reference. The preceding summary of the GlobalNet Voting Agreement is qualified in its entirety by reference to the full text of such agreement.

        To Titan's knowledge, no director or executive officer of Titan beneficially owns any shares of GlobalNet Common Stock.

  (c)
  Except as described herein, neither Titan nor, to Titan's knowledge, the persons listed on Schedule I hereto, have engaged, within the last sixty (60) days, in any transactions involving GlobalNet Common Stock.

  (d)
  Not applicable.

  (e)
  Not applicable.

        Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        On January 6, 2002, GlobalNet and Titan entered in to a Note Purchase Agreement (the "Note Purchase Agreement"). Pursuant to the Note Purchase Agreement, Titan will purchase from GlobalNet a promissory note in the aggregate principal amount of up to $5 million. As of the date of this statement, $3 million had been advanced to GlobalNet under the note. In connection with the Note Purchase Agreement, Robert J. Donahue, Colum P. Donahue and Adams Ventures, L.P., a fund controlled by Robert J. Donahue (Robert J. Donahue, Colum P. Donahue and Adams Ventures, L.P. are collectively referred to as the "Pledgors") and Titan entered into a Stock Pledge Agreement (the "Stock Pledge Agreement"), pursuant to which the Pledgors pledged and assigned to Titan a first priority security interest in and continuing lien on all of Pledgors' right, title and interest in, to and under an aggregate of 10,394,990 shares of GlobalNet Common Stock (the "Pledge Shares") as security for the obligations of GlobalNet under the Note Purchase Agreement. The Pledge Shares represented 32.16% of the GlobalNet Common Stock outstanding as of December 20, 2001, as represented by GlobalNet in the Merger Agreement. The Stock Pledge Agreement is included as an exhibit hereto and incorporated herein by reference. The preceding summary of the Stock Pledge Agreement is qualified in its entirety by reference to the full text of such agreement.

        In connection with the Merger Agreement, Robert J. Donahue, Colum P. Donahue and Adams Ventures, L.P., a fund controlled by Robert J. Donahue, entered into a Holdback Agreement (the "Holdback Agreement") with Titan on January 6, 2002, pursuant to which Titan will withhold thirty percent of the total number of shares of Titan common stock otherwise issuable to such persons in the Merger for a thirteen month period following the Effective Time. The shares subject to holdback are security for the performance of certain indemnification obligations of the shareholder parties. Under the Holdback Agreement such shareholder parties have agreed to jointly and severally indemnify, defend and hold Titan, GlobalNet and their respective officers, directors and affiliates harmless against certain losses related to the accuracy of GlobalNet's representations and warranties and the performance of GlobalNet's covenants, each as contained in the Merger Agreement, and certain employment and litigation claims. The Holdback Agreement is included as an exhibit hereto and incorporated herein by reference. The preceding summary of the Holdback Agreement is qualified in its entirety by reference to the full text of such agreement.

        Other than as described herein, there are no contracts, understandings, or relationships (legal or otherwise) between the persons named in Item 2 hereof and any other person or persons with respect to any securities of GlobalNet, including but not limited to transfer or voting of any of the GlobalNet Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        Item 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated January 6, 2002, by and among Titan, Merger Sub and GlobalNet.
Exhibit 2	Voting Agreement, dated January 6, 2002, among Titan, Merger Sub and Robert J. Donahue, Colum P. Donahue and Adams Ventures, L.P.
Exhibit 3	Stock Pledge Agreement, dated January 6, 2002, among Robert J. Donahue, Colum P. Donahue and Adams Ventures, L.P. and Titan.
Exhibit 4	Holdback Agreement, dated January 6, 2002, among Robert J. Donahue, Colum P. Donahue and Adams Ventures, L.P. and Titan.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2002

THE TITAN CORPORATION
By:
/s/ NICHOLAS J. COSTANZA, ESQ.
Name:	Nicholas J. Costanza, Esq.
Title:	Secretary and General Counsel

Annex A

        The following table sets forth the names, addresses and principal occupations of the directors and executive officers of The Titan Corporation ("Titan"). The principal business address of each such director and executive officer is the address of Titan, 3033 Science Park Road, San Diego, California 92121-1199. Each of such directors and executive officers is a citizen of the United States.

DIRECTORS OF TITAN

Name	Present Principal Occupation or Employment
Dr. Gene W. Ray	Chairman of the Board, President and CEO of Titan
Charles R. Allen	Retired Executive Vice President of TRW, Inc., diversified manufacturing
Michael B. Alexander	Retired Chairman and CEO of AverStar, Inc.
Joseph F. Caligiuri	Retired Executive Vice President of Litton Industries, Inc., diversified manufacturing
Daniel J. Fink	President of D.J. Fink Associates, Inc., management consulting
Susan Golding	Former Mayor of San Diego
Robert M. Hanisee	Managing Director of Trust Company of the West
Robert E. La Blanc	President of Robert E. La Blanc Associates, Inc., financial and technical consulting
Thomas G. Pownall	Retired Chairman and Chief Executive Officer of Martin Marietta Corporation
James E. Roth	Former President & CEO of GRC International, Inc., Consultant for GRC, Boeing and Titan
Joseph R. Wright, Jr.	Vice Chairman and Director of Terremark Worldwide, Inc.

EXECUTIVE OFFICERS OF TITAN

Name	Present Principal Occupation or Employment
(all with The Titan Corporation)
Dr. Gene W. Ray	Chairman of the Board, President and CEO
Eric M. DeMarco	Executive Vice President, COO & Treasurer
Mark Sopp	Chief Financial Officer
Mellon C. Baird	Senior Vice President and President and CEO of Titan Systems Corporation
Nicholas J. Costanza	Senior Vice President, General Counsel & Secretary
Lawrence A. Oberkfell, Sr.	Senior Vice President and President and CEO of SureBeam Corporation
Eugene O'Rourke	Senior Vice President and President and CEO of Titan Wireless, Inc.
David P. Porreca	Senior Vice President and President and CEO of Cayenta, Inc.
Deanna Hom Peterson	Vice President & Corporate Controller
Rochelle R. Bold	Vice President, Investor Relations
Mary Jo Cippel	Vice President, Administration
John Dressendorfer	Vice President, Government Relations
Dianne D. Scott	Vice President, Human Resources
Ralph Williams	Vice President, Corporate Communications

Annex B

        The following table sets forth the list of initial officers of the wholly-owned subsidiary of Titan that will be the surviving corporation in the Merger.

Name	Title
Gene W. Ray	Chairman
Mellon C. Baird	President
Eric M. DeMarco	Chief Operating Officer and Executive Vice President
Mark Sopp	Chief Financial Officer and Treasurer
Robert J. Donahue	Vice President
Colum P. Donahue	Vice President
Daniel Wickersham	Vice President
Pere Valles	Vice President

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SIGNATURE
Annex A
Annex B